AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 21, 1996
                                                       REGISTRATION NO. 33-63763

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 2
                                       TO
                                    FORM S-6

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                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                   ------------------------------------------
A. EXACT NAME OF TRUST:
                               EQUITY INCOME FUND
                  SELECT TEN RETIREMENT PORTFOLIO--SERIES 1996
                              DEFINED ASSET FUNDS
B. NAME OF DEPOSITOR:
               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
C. COMPLETE ADDRESSES OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                          MERRILL LYNCH, PIERCE,
                              FENNER & SMITH
                               INCORPORATED
                            DEFINED ASSET FUNDS
                               P.O. BOX 9051
                              PRINCETON, N.J.
                                08543-9051

D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:

                                COPIES TO:
  TERESA KONCICK, ESQ.    PIERRE DE SAINT PHALLE,
      P.O. BOX 9051                ESQ.
     PRINCETON, N.J.       450 LEXINGTON AVENUE
       08543-9051          NEW YORK, N.Y. 10017

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:
  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.
F. PROPOSED MAXIMUM OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING
REGISTERED: Indefinite
G. AMOUNT OF FILING FEE: $500 (as required by Rule 24f-2)
H. APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the acquisition and deposit of the underlying obligations.

/ x / Check box if it is proposed that this filing will become effective at 9:30 a.m. on February 21, 1996, pursuant to Rule 487.

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                                                   DEFINED ASSET FUNDSSM
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EQUITY INCOME FUND            The objective of this Defined Fund is total return
SELECT TEN RETIREMENT         through a combination of capital appreciation and
PORTFOLIO                     current dividend income. The common stocks in the
SERIES 1996                   Portfolio were selected by following a strategy
(A UNIT INVESTMENT            that invests for a period of about one year in
TRUST)                        approximately equal values of the ten common
------------------------------stocks in the Dow Jones Industrial Average (DJIA) / / DESIGNED FOR TOTAL RETURN having the highest dividend yields two business
/ / DEFINED PORTFOLIO OF 10   days before the date of this Prospectus.
      HIGHEST DIVIDEND        The value of Units will fluctuate with the value
      YIELDING DOW STOCKS     of the common stocks in the Portfolio and no
/ / DIVIDEND INCOME           assurance can be given that dividends will be paid
                              or that the Units will appreciate in value.
                              Units are offered only to employee benefit plans established by Merrill Lynch & Co., Inc. and its affiliates ('collectively, the ML Plan') as an investment alternative for plan allocations to help participants meet their personal retirement needs and goals. The ML Plan will invest in Units in accordance with allocation instructions received from employees pursuant to the plan.
                              Accordingly, the interests of an employee in the Units is subject to the terms of the ML Plan and the terms on which Units are offered as an investment alternative under the ML Plan. The rights of the ML Plan as a Holder of Units should be distinguished from the rights of an employee.
                              The term 'Holder' in this Prospectus refers to the ML Plan.


                               -------------------------------------------------
                               THESE SECURITIES HAVE NOT BEEN APPROVED OR
                               DISAPPROVED BY THE SECURITIES AND EXCHANGE
                               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
                               HAS THE COMMISSION OR ANY STATE SECURITIES
                               COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                               OF THIS DOCUMENT. ANY REPRESENTATION TO THE
                               CONTRARY IS A CRIMINAL OFFENSE.
                               Inquiries should be directed to the Trustee at
SPONSOR:                       1-800-221-7771.
Merrill Lynch,                 Prospectus dated February 21, 1996.
Pierce, Fenner & Smith         INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY
Incorporated                   AND RETAIN IT FOR FUTURE REFERENCE.

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Defined Asset FundsSM

Defined Asset Funds is America's oldest and largest family of unit investment trusts, with over $100 billion sponsored over the last 25 years. Each Defined Asset Fund is a portfolio of preselected securities. The portfolio is divided into 'units' representing equal shares of the underlying assets. Each unit receives an equal share of income and principal distributions.

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Defining the Strategy
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The Select Ten Retirement Portfolio follows a simple, time-tested Strategy: buy approximately equal amounts of the ten highest dividend-yielding common stocks (Strategy Stocks) of the 30 stocks in the DJIA* (determined as of two business days prior to the date of this Prospectus) and hold them for about one year. At the end of the year, the Portfolio will be liquidated and the Strategy reapplied to the DJIA to select a new portfolio. It is anticipated that a new Portfolio will be offered each year to enable employees to continue the Strategy with their ML Plan allocations. Each Portfolio is designed to be part of a longer term strategy and investors are advised to follow the Strategy for at least a three to five year period. For more than two decades, over those periods, the Strategy has never lost money.

The Strategy provides a disciplined approach to investing, based on a buy and hold philosophy, which ignores market timing and investment research and rejects active management of the Portfolio. Merrill Lynch, Pierce, Fenner & Smith Incorporated as sponsor of the Select Ten Retirement Portfolio (the 'Sponsor') anticipates that the Portfolio will remain unchanged over its one-year life despite any adverse developments concerning an issuer, an industry or the economy or stock market generally. Although Select Ten Portfolios were not available until 1991, a strategy of investing in approximately equal values of Strategy Stocks (but not necessarily a given Portfolio) each year would have yielded a higher total return than an investment in all of the stocks of the DJIA, on a hypothetical basis in 13 of the last 20 years. Of course, past performance of the Strategy can be no guarantee of future results and there can be no assurance that the Portfolio will outperform the DJIA over its one-year life, especially because of Portfolio expenses, or that the Strategy will not lose money over its one-year life or over consecutive annual periods.

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* The name 'Dow Jones Industrial Average' is the property of Dow Jones & Company, Inc., which is not affiliated with the Sponsor, has not participated in any way in the creation of the Portfolio or in the selection of stocks included in the Portfolio and has not reviewed or approved any information included in this Prospectus.

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Defining Your Portfolio
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The Portfolio is diversified by industry. Based upon the principal business of each issuer and current market values, the following industries are represented in the Portfolio:
                                                 APPROXIMATE
                                       PORTFOLIO PERCENTAGE
/ / Oil and Gas                                   30%
/ / Chemical Products                             10
/ / Forest Products and Paper                     10
/ / Tobacco and Food Processing                   10
/ / Manufacturing                                 10
/ / Financial Services and Banking                10
/ / Electronics                                   10
/ / Automobile Manufacturing                      10


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Defining Your Risks
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The Strategy Stocks, as the 10 highest yielding stocks in the DJIA, generally share attributes that have caused them to have lower prices or higher yields relative to the other stocks in the DJIA. The Strategy Stocks may, for example, be experiencing financial difficulty, or be out of favor in the market because of weak performance, poor earnings forecasts or negative publicity; or they may be reacting to general market cycles. The Strategy is therefore contrarian in nature. The Strategy Stocks are chosen solely by application of the Strategy to determine the highest yielding DJIA stocks. The Portfolio does not reflect any investment recommendations of the Sponsor and one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations by the Sponsor.

The Portfolio is not an appropriate investment for those who are not comfortable with the Strategy or for those who are unable or unwilling to assume the risk involved generally with an equity investment. It may not be appropriate for investors seeking either preservation of capital or high current income.
There can be no assurance that the market factors that caused the relatively low prices and high yields of the Strategy Stocks will change, that any negative conditions adversely affecting the stock price will not deteriorate, that the dividend rates on the Strategy Stocks will be maintained or that share prices will not decline further during the life of the Portfolio, or that the Strategy Stocks will continue to be included in the DJIA.


Unit price fluctuates with the value of the Portfolio, and the value of the Portfolio could be affected by changes in the financial condition of the issuers, changes in the various industries represented in the Portfolio, movements in stock prices generally, the impact of the purchase and sale of securities for a Portfolio (especially during the rollover period) and other factors. Therefore, there is no guarantee that the objective of the Portfolio will be achieved. Also, the return on an investment in the Portfolio will be lower than the hypothetical returns on Strategy Stocks because the Portfolio pays brokerage commissions and expenses, purchases Strategy Stocks at different prices, is not fully invested at all times and other factors described under Performance Information.


Unlike a mutual fund, the Portfolio is not actively managed and the Sponsor receives no management fee. Therefore, the adverse financial condition of an issuer or any market movement in the price of a security will not require the sale of securities from the Portfolio. Although the Sponsor may instruct the Trustee to sell securities under certain limited circumstances, given the investment philosophy of the Portfolio, the Sponsor is not likely to do so. The Portfolio may continue to purchase or hold securities originally selected even though the market value and yields on the securities may have changed or the securities may no longer be included in the DJIA.

In addition, the Portfolio is considered to be 'concentrated' in stocks of companies deriving a substantial portion of their income from the oil and gas industry. Investment in this industry may pose additional risks including the volatility of oil prices, the level of demand for oil and petroleum products and increasing costs associated with exploration, compliance with environmental regulations and legislation. See Risk Factors--Oil and Gas Companies in Part B.

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Defining Your Investment
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OFFERING OF UNITS

Units may be purchased by certain employee benefit plans established for employees of Merrill Lynch & Co., Inc. and its affiliates. The ML Plan may buy Units only directly from the Trustee and may realize the value of Units only by tendering them for redemption. See Fund Description--ML Plan in Part B. Units of this Portfolio may not be held outside of the ML Plan.

OFFER PRICE PER 1,000 UNITS                      $1,000.00

The Offer Price as of February 20, 1996, the business day prior to the initial date of deposit is based on the aggregate value of the underlying securities ($105,956.25) and any cash held to purchase securities ($4,043.75), divided by the number of units outstanding (110,000) times 1,000. The Offer Price on any subsequent date will vary. The underlying securities are valued by the Trustee on the basis of their closing sale prices at 4:00 p.m. Eastern time on every business day.

SPONSOR'S ADMINISTRATIVE FEE

Units are subject to the Sponsor's Administrative Fee (for reimbursement of direct expenses), accrued on a daily basis while the Units are held. Payment of this fee will be made from dividend income from the stocks held in the Portfolio. See Expenses.

ROLLOVER

If your ML Plan assets are invested in a Select Ten Retirement Portfolio at the termination of the Portfolio, the Plan Administrator will redeem Plan units and reinvest the proceeds in units of the successor Select Ten Retirement Portfolio. The new Portfolio will hold the then current Strategy Stocks. Of course, if you no longer wish to hold the Select Ten Retirement Portfolio, you can change your Plan allocation instructions at any time as permitted by the ML Plan.

DISTRIBUTIONS

The ML Plan as Holder will receive distributions of any dividend income, net of expenses, on the 11th of May, August and November 1996 and January 1997, for all units owned on the 10th of those months.

AUTOMATIC REINVESTMENT


Distributions to the ML Plan will be automatically reinvested into additional Units of the Portfolio. Reinvesting helps to compound your income for a greater total return.

TAXES

Because the ML Plan is exempt from tax under Section 501(a) of the Internal Revenue Code of 1986, as amended, while Units are held by the ML Plan, neither it nor any participating employee will be taxed on income from the Portfolio.

TERMINATION DATE

The Portfolio will terminate by February 12, 1997. The Portfolio may be terminated earlier if its value is less than 40% of the value of the securities when deposited.


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Defining Your Costs
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Although each Portfolio has a term of only one year and is a unit investment trust rather than a mutual fund, the following information is presented to facilitate a comparison of fees and an understanding of the direct or indirect costs and expenses that ML Plan participants bear.

SPONSOR'S ADMINISTRATIVE FEE


Maximum of $0.50 annually per 1,000 Units (0.050% of initial offering price), accrued daily (not to exceed its direct expenses). See Fund Description--ML Plan.

ESTIMATED ANNUAL FUND OPERATING EXPENSES

                                         As a %        Amount per
                                  of Net Assets       1,000 Units
                                  -----------------  --------------
Trustee's Fee                              .084%       $     0.84
Organizational Expenses                    .487%       $     4.87
Other Operating Expenses                   .062%       $     0.62
                                  -----------------  --------------
TOTAL                                      .633%       $     6.33

These estimates do not include the costs of purchasing and selling the underlying Strategy Stocks.

This Portfolio (and therefore the investors) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the trust indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds.

COSTS OVER TIME

A participant would bear the following cumulative expenses, including the administrative fee, on a $1,000 investment, assuming a 5% annual return on the investment throughout the indicated periods and redemption at the end of the period:

 1 Year     3 Years    5 Years    10 Years
   $7         $22        $38         $85


This information assumes the principal amount and distributions are rolled over each year into a successor Portfolio.

The example assumes reinvestment of all dividends and distributions and uses a 5% annual rate of return as mandated by SEC regulations applicable to mutual funds.

The example should not be considered a representation of past or future expenses or annual rates of return; the actual expenses and annual rates of return may be more or less than the example.

SELLING YOUR INVESTMENT


The ML Plan as Holder may redeem Units at any time. The price will be based on the then current net asset value. The redemption price as of February 20, 1996 was $1,000 per 1,000 units. If you reinvest in the new Series, you will pay your share of any brokerage commissions on the sale of underlying securities when your Units are liquidated during the rollover.

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                               Defined Portfolio
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Equity Income Fund
Select Ten Retirement Portfolio--Series 1996                   February 21, 1996
Defined Asset Funds

                                                                                                   PRICE
                                        TICKER         PERCENTAGE              CURRENT           PER SHARE         COST
NAME OF ISSUER                          SYMBOL         OF FUND (1)       DIVIDEND YIELD (2)       TO FUND       TO FUND (3)
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1. Philip Morris Companies, Inc.          MO                 9.97%                 4.17%         $  96.000    $     10,560.00
2. J.P. Morgan & Company, Inc.(4)         JPM                9.74                  4.08             79.375          10,318.75
3. Texaco, Inc.                           TX                 9.88                  3.98             80.500          10,465.00
4. Exxon Corporation                      XON                9.92                  3.71             80.875          10,513.75
5. Chevron Corporation                    CHV               10.00                  3.59             55.750          10,592.50
6. General Motors Corporation             GM                10.03                  3.16             50.625          10,631.25
7. Minnesota Mining and
    Manufacturing Company(4)(5)           MMM               10.04                  2.83             66.500          10,640.00
8. Du Pont (E.I.) De Nemours &
    Company(4)                            DD                10.31                  2.67             78.000          10,920.00
9. International Paper Company(4)         IP                 9.94                  2.66             37.625          10,535.00
10. General Electric Company(4)           GE                10.17                  2.39             77.000          10,780.00
                                                    -----------------                                        -----------------
                                                           100.00%                                            $    105,956.25
                                                    -----------------                                        -----------------
                                                    -----------------                                        -----------------

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(1) Based on Cost to Fund.
(2) Current Dividend Yield for each security was calculated by annualizing the last quarterly or semi-annual ordinary dividend received on the security and dividing the result by its market value as of the close of trading on February 20, 1996.
(3) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on February 20, 1996.
(4) Merrill Lynch, Pierce, Fenner & Smith, Inc. was a manager of the most recent public offering of securities of this company within the last three years.
(5) A director of this company is a director of Merrill Lynch & Co. Inc., which is the parent company of Merrill Lynch, Pierce, Fenner & Smith, Inc.

                      ------------------------------------

The securities were acquired on February 20, 1996 and are represented entirely by contracts to purchase the securities. The Sponsor may have acted as underwriter, manager or co-manager of a public offering of other securities in this Fund during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Fund on one or more stock exchanges and may have a long or short position in any of these securities or in options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Fund. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.

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                            Performance Information
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The following table compares the actual performance of the Dow Jones Industrial Average and the hypothetical performance of approximately equal amounts invested in each of the Strategy Stocks (but not any Select Ten Portfolio) at the beginning of each year and reinvesting the proceeds annually for the past 20 years, as of December 31 in each of these years. These results represent past performance of the Strategy Stocks, and may not be indicative of future results of the Strategy or the Portfolio. The Strategy Stocks underperformed the DJIA in certain years. Also, an investment in the Portfolio will not realize as high a total return as a theoretical investment in the Strategy Stocks, since the Portfolio has expenses and may not be fully invested at all times. Actual performance of a Portfolio will also differ from quoted performance of the Strategy Stocks and the DJIA because the quoted performance figures are annual figures based on closing sales prices on December 31, while the Portfolios are established and liquidated at various times during the year. Performance variances may also result because stocks may be purchased or sold at prices different from the closing price used to determine the Portfolio's net asset value and not all stocks may be weighted equally at all times.


             COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN
  (FIGURES DO NOT REFLECT SALES CHARGES, COMMISSIONS, FUND EXPENSES OR TAXES)

                                                      STRATEGY STOCKS(1)             DOW JONES INDUSTRIAL AVERAGE (DJIA)
           -----------------------------------------------------------------  ----------------------------------------------
  YEAR     APPRECIATION(2)    ACTUAL DIVIDEND YIELD(3)     TOTAL RETURN(4)    APPRECIATION(2)    ACTUAL DIVIDEND YIELD(3)
---------  -----------------  ---------------------------  -----------------  -----------------  ---------------------------
     1976          27.69%                   7.12%                  34.81%             17.86%                   4.86%
     1977          -6.75                    5.92                   -0.83             -17.27                    4.56
     1978          -6.94                    7.10                    0.16              -3.15                    5.84
     1979           3.94                    8.41                   12.35               4.19                    6.33
     1980          17.83                    8.54                   26.37              14.93                    6.48
     1981          -0.94                    8.41                    7.47              -9.23                    5.83
     1982          17.24                    8.22                   25.46              19.60                    6.19
     1983          30.22                    8.24                   38.46              20.30                    5.38
     1984           0.69                    6.65                    7.34              -3.76                    4.82
     1985          21.66                    6.97                   28.63              27.66                    5.12
     1986          23.76                   10.81                   34.57              22.58                    4.33
     1987           1.87                    5.10                    6.97               2.26                    3.76
     1988          15.71                    5.79                   21.50              11.85                    4.10
     1989          20.35                    6.95                   27.30              26.96                    4.75
     1990         -13.00                    5.06                   -7.94              -4.34                    3.77
     1991          28.16                    5.21                   33.37              20.32                    3.61
     1992           3.62                    4.70                    8.32               4.17                    3.17
     1993          22.71                    4.21                   26.92              13.72                    3.00
     1994          -0.19                    4.08                    3.89               2.14                    2.81
     1995          32.45                    4.03                   36.48              33.45                    3.03


  YEAR     TOTAL RETURN(4)
---------  -----------------
     1976          22.72%
     1977         -12.71
     1978           2.69
     1979          10.52
     1980          21.41
     1981          -3.40
     1982          25.79
     1983          25.68
     1984           1.06
     1985          32.78
     1986          26.91
     1987           6.02
     1988          15.95
     1989          31.71
     1990          -0.57
     1991          23.93
     1992           7.34
     1993          16.72
     1994           4.95
     1995          36.48

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(1) The Strategy Stocks for any given year were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of that year, based upon an annualization of the last quarterly or semi-annual regular dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day that year on the New York Stock Exchange.
(2) Appreciation for the Strategy Stocks is calculated by subtracting the market value of these stocks at the opening value on the first trading day on the New York Stock Exchange in a given year from the market value of those stocks at the closing value on the last trading day in that year, and dividing the result by the market value of the stocks at the opeining value on the first trading day in that year. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA on the first trading day in each year from the closing value of the DJIA on the last trading day in that year, and dividing the result by the opening value of the DJIA on the first trading day in that year.
(3) Actual Dividend Yield for the Strategy Stocks is calculated by adding the total dividends received on the stocks in the year and dividing the result by the market value of the stocks on the first trading day in that year. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA on the first trading day of the year.
(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any reinvestment of dividend income.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsor, Trustee and Holders of Defined Asset Funds, Equity Income Fund Select Ten Retirement Portfolio--Series 1996, Defined Asset Funds (the 'Fund'):


We have audited the accompanying statement of condition and the related portfolio included in the prospectus of the Fund as of February 21, 1996. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of February 21, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, NY
February 21, 1996

                 STATEMENT OF CONDITION AS OF FEBRUARY 21, 1996
TRUST PROPERTY

Investments--Contracts to purchase Securities(1).........$         105,956.25
Cash.....................................................            4,043.75
Organizational Costs(2)..................................           48,725.00
                                                         --------------------
           Total.........................................$         158,725.00
                                                         --------------------
                                                         --------------------
LIABILITIES AND INTEREST OF HOLDERS
     Accrued Liability(2)................................$          48,725.00
                                                         --------------------
Interest of Holders of 110,000 Units of fractional
  undivided interest outstanding:
  Cost to investors(3)...................................$         110,000.00
                                                         --------------------
           Total.........................................$         158,725.00
                                                         --------------------
                                                         --------------------

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          (1) Aggregate cost to the Fund of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on February 20, 1996. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by The Development Bank of Singapore, Ltd., New York Branch, in the amount of $106,037.25 and deposited with the Trustee. The amount of the letter of credit includes $105,956.25 for the purchase of securities.
          (2) This represents a portion of the Fund's organizational costs which will be deferred and amortized over the life of the Fund. Organizational costs have been estimated based on projected total assets of $10 million. To the extent the Fund is larger or smaller, the estimate may vary.
          (3) Aggregate offer price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on February 20, 1996. There is no sales charge. Instead, Units are subject to accrual of a Sponsor's administrative fee at the annual rate per 1,000 Units set forth under Defining Your Costs.

                             DEFINED ASSET FUNDSSM
                               PROSPECTUS--PART B
               EQUITY INCOME FUND SELECT TEN RETIREMENT PORTFOLIO
             FURTHER INFORMATION REGARDING THE FUND MAY BE OBTAINED
     WITHIN FIVE DAYS OF WRITING OR CALLING THE TRUSTEE AT THE ADDRESS AND
        TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS.
                                     Index

                                                          PAGE
                                                        ---------
Fund Description......................................          1
Risk Factors..........................................          3
How to Buy Units......................................          4
How to Sell Units.....................................          5
Income, Distributions and Reinvestment................          6
Expenses..............................................          7

                                                          PAGE
                                                        ---------
Taxes.................................................          7
Records and Reports...................................          7
Trust Indenture.......................................          7
Miscellaneous.........................................          8
Supplemental Information..............................          9

FUND DESCRIPTION

THE STRATEGY

     Simple strategies can sometimes be the most effective. The Fund seeks total return by acquiring the ten highest dividend yielding stocks in the Dow Jones Industrial Average as of the date indicated in Part A, and holding them for about one year. This investment strategy is based on three time-tested investment principles: time in the market is more important than timing the market; the stocks to buy are the ones everyone else is selling; and dividends can be an important part of total return. An investment in the Fund can be cost-efficient, avoiding the odd-lot costs of buying small quantities of securities directly. Purchasing a portfolio of these stocks as opposed to one or two provides a more diversified holding. There is only one investment decision instead of ten, four quarterly dividends instead of 40. Investments in a number of companies with high dividends relative to their stock prices is designed to increase the Fund's potential for higher returns. Investing in these stocks of the DJIA may be effective as well as conservative because regular dividends are common for established companies and dividends have accounted for a substantial portion of the total return on stocks of the DJIA as a group. The Fund's return will consist of a combination of capital appreciation and current dividend income. The Fund will terminate in about one year. There can be no assurance that the dividend rates on the selected stocks will be maintained. Reduction or elimination of a dividend could adversely affect the stock price as well.


     The first DJIA, consisting of 12 stocks, was published in The Wall Street Journal in 1896. The Dow Jones Industrial Average includes some of the most well-known, widely followed and highly capitalized companies in America. These companies are major factors in their industries. These companies file information with the SEC which is available free of charge upon request from the Trustee.

    LIST AS OF OCTOBER 1, 1928                CURRENT LIST
----------------------------------------------------------------------
Allied Chemical                    Allied Signal
American Can                       J.P. Morgan & Co.
American Smelting                  Minnesota Mining & Manufacturing
American Sugar                     Du Pont
American Tobbaco                   Eastman Kodak
Atlantic Refining                  Goodyear
Bethlehem Steel                    Bethlehem Steel
Chrysler                           IBM
General Electric                   General Electric
General Motors                     General Motors
General Railway Signal             McDonald's
Goodrich                           Chevron
International Harvester            Caterpillar
International Nickel               Boeing
Mack Trucks                        Merck
Nash Motors                        Procter & Gamble
North American                     American Express
Paramount Publix                   International Paper
Postum, Inc.                       Philip Morris
Radio Corporation of America (RCA) United Technologies
Sears Roebuck                      Sears Roebuck
Standard Oil of New Jersey         Exxon
Texas Corporation                  Texaco
Texas Gulf Sulphur                 Coca-Cola
Union Carbide                      Union Carbide
United States Steel                Walt Disney
Victor Talking Machine             AT&T
Westinghouse Electric              Westinghouse Electric
Woolworth                          Woolworth
Wright Aeronautical                Aluminum Co. of America

PORTFOLIO SELECTION


     The Portfolio contains ten common stocks in the DJIA having the highest dividend yields as of the date indicated in Part A. 'Highest dividend yield' is calculated for each Security by annualizing the last quarterly or semi-annual ordinary dividend distributed on the Security and dividing the result by its closing sales price. This yield is historical and there is no assurance that any dividends will be declared or paid in the future on the Securities. No leverage or borrowing is used nor does the Portfolio contain other kinds of securities to enhance yield.


     The Strategy selection process is a straightforward, objective, mathematical application that ignores any subjective factors concerning an issuer in the DJIA, an industry or the economy generally. The application of the Strategy may cause the Portfolio to own a stock that the Sponsor does not recommend for purchase and, in fact, the Sponsor may have sell recommendations on a number of the stocks in the Portfolio at the time the stocks are selected for inclusion in the Portfolio. Various theories attempt to explain why a common stock is among the ten highest yielding stocks in the DJIA at any given time: the issuer may be in financial difficulty or out of favor in the market because of weak earnings or performance or forecasts or negative publicity; uncertainties relating to pending or threatened litigation or pending or proposed legislation or government regulation; the stock may be a cyclical stock reacting to national and international economic developments; or the market may be anticipating a reduction in or the elimination of the issuer's dividend. Some of the foregoing factors may be relevant to only a segment of an issuer's overall business yet the publicity may be strong enough to outweigh otherwise solid business performance. In addition, companies in certain industries have historically paid relatively high dividends.

     Additional Units may be created by the deposit of cash (including a letter of credit) with instructions to purchase additional Securities. This practice could cause both existing and new investors to experience a dilution of their investments and a reduction in their anticipated income because of price fluctuations in the Securities between the time of the cash deposit and the actual purchase of the additional Securities. To minimize the risk of price fluctuations when purchasing Securities, the Portfolio will try to purchase Securities as close to the Evaluation Time or at prices as close to the evaluated prices as possible.

     The deposit of the Securities in the Fund on the initial date of deposit established a proportionate relationship among the number of shares of each Security. During the 90-day period following the initial date of deposit the Fund may acquire additional Securities by investing the proceeds from selling additional Units, maintaining to the extent possible that original proportionate relationship. Deposits of additional Securities subsequent to the 90-day period must generally replicate exactly the proportionate relationship among the number of shares of each Security at the end of the initial 90-day period. The ability to acquire each Security at the same time will generally depend upon the Security's availability and any restrictions on the purchase of that Security under the federal securities laws or otherwise.

PORTFOLIO SUPERVISION

     The Portfolio follows a buy and hold investment strategy in contrast to the frequent portfolio changes of a managed fund based on economic, financial and market analyses. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security in the open market when in its opinion it is in the best interests of investors to do so. Otherwise, although the Portfolio is regularly reviewed, because of the Strategy, the Portfolio is unlikely to sell any of the Securities, other than to satisfy redemptions of units, or to cease buying additional shares in connection with the issuance of Additional Units. More specifically, adverse developments concerning a Security including the adverse financial condition of the issuer, a failure to maintain a current dividend rate, the institution of legal proceedings against the issuer, a default under certain documents materially and adversely affecting the future declaration of dividends, or a decline in the price or the occurrence of other market or credit factors that might otherwise make retention of the Security detrimental to the interest of investors, will generally not cause the Fund to dispose of a Security or cease buying it. Furthermore, the Portfolio will likely continue to hold a Security and purchase additional shares notwithstanding its ceasing to be included among the ten highest dividend yielding stocks in the DJIA or even its deletion from the DJIA.

ML PLAN

     The Sponsor, as a 'party in interest' with respect to the ML Plan, is prohibited by ERISA from selling Units to or buying them from the ML Plan. Accordingly, the ML Plan will purchase Units directly from the Trustee and may only tender Units to the Trustee for redemption. It is also prohibited from acting as dealer, and from charging for its services as broker, for the Trust in acquiring Securities with monies paid for Units, and in selling Securities to pay redemptions of Units, by the ML Plan. In addition, ERISA prohibits the Sponsor from receiving compensation or other consideration except for reimbursement of its direct expenses. Therefore, the proceeds of the Sponsor's administrative fee paid by the ML Plan will be used to reimburse the Sponsor for these expenses, and the Sponsor will not collect the administrative fee on Units held by the ML Plan at any time when it has no unreimbursed expenses. An application may be filed with the Department of Labor for exemption from certain of the ERISA prohibited transaction provisions so that the Sponsor, among other things, may provide a secondary market for Units held by the ML Plan and may charge certain fees and recover certain additional costs.

RISK FACTORS

     An investment in the Fund entails certain risks, including the risk that the value of your investment will decline if the financial condition of the issuers of the Securities becomes impaired or if the general condition of the stock market worsens and the risk that holders of common stocks have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital provided by debt securities. Common stocks in general may be especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The Sponsor cannot predict the direction or scope of any of these factors.

     The Portfolio may be concentrated in one or more of types of issuers. Concentration may involve additional risk because of the decreased diversification of economic, financial and market risks. Set forth below is a brief description of certain risks associated with Securities which may be held by the Fund. Additional information is contained in the Information Supplement which is available from the Trustee at no charge to the investor.

OIL AND GAS COMPANIES

     Certain of the issuers of the Securities refine, market and transport oil and related petroleum products. The principal risks faced by these companies include the price and availability of oil, the level of demand for oil and petroleum products, refinery capacity and operating margins, the cost of financing required for exploration and expansion and increasing expenses necessary to comply with environmental and other energy related laws and regulations. Oil prices generally depend upon the available supply of crude oil and the willingness and ability of companies to adjust production levels. Declining U.S. crude oil production is likely to lead to increased dependence on foreign sources of oil and to uncertain supply for refiners and the risk of unpredictable supply disruptions. In addition, future scientific advances with new energy sources could have an adverse impact on the petroleum and natural gas industries.


LITIGATION AND LEGISLATION


     The Sponsor does not know of any pending litigation as of the initial date of deposit that might reasonably be expected to have a material adverse effect on the Fund, although pending litigation may have a material adverse effect on the value of Securities in the Fund. In addition, at any time after the initial date of deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, affecting the Securities in the Portfolio or the issuers of the Securities. Changing approaches to regulation, particularly with respect to the environment or with respect to the oil and gas or tobacco industry, may have a negative impact on certain companies represented in the Portfolio. There can be no assurance that future litigation, legislation, regulation or deregulation will not have a material adverse effect on the Portfolio or will not impair the ability of the issuers of the Securities to achieve their business goals. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. This type of legislation, if enacted into law, would adversely affect the after-tax return to investors who can take advantage of the deduction. See Taxes.


LIFE OF THE FUND; FUND TERMINATION

     The size and composition of the Portfolio will be affected by the level of purchases and redemptions of Units that may occur from time to time. Principally, this will depend upon the number of participants in the ML Plan who are invested in the Portfolio. The Portfolio will be terminated no later than the mandatory termination date specified in Part A of the Prospectus. It will terminate earlier upon the disposition of the last Security or upon the consent of investors holding 51% of the Units. The Portfolio may also be terminated earlier by the Sponsor once its total assets have fallen below the minimum value specified in Part A of the Prospectus. A decision by the Sponsor to terminate the Portfolio early will be based on factors such as the size of the Portfolio relative to its original size, the ratio of Portfolio expenses to income, and the cost of maintaining a current prospectus.


     Notice of impending termination will be provided to the ML Plan and thereafter Units will no longer be redeemable. On or shortly before termination, the Trustee will seek to dispose of any Securities remaining in the Portfolio although any Security unable to be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final disposition. A proportional share of the expenses associated with termination, including brokerage costs in disposing of Securities, will be borne by investors remaining at that time. This may have the effect of reducing the amount of proceeds those investors are to receive in any final distribution.

HOW TO BUY UNITS

UNIT OFFER PRICE

     Units may be purchased by the ML Plan at the Offer Price by means of this Prospectus. The Offer Price per Unit of the Fund is computed as of the Evaluation Time by adding the evaluation of the underlying Securities, as determined by the Evaluator as described under How to Buy Units--Evaluations, and any cash held to purchase

Securities, divided by the number of Units outstanding. The Offer Price per Unit of a Trust will vary after the Evaluation Date (set forth under Defining Your Investment) in accordance with fluctuations in the evaluations of the underlying Securities. A proportionate share of any cash held by the Portfolio in the Capital Account not allocated to purchase Securities and net income in the Income Account on the date of delivery of the Units to the Plan is added to the Offer Price.


     No sales charge is payable when Units are purchased. Instead, Units are subject to a Sponsor's administrative fee at the annual rate set forth under Defining Your Costs. If a Holder sells or redeems Units before the maturity of a Trust, only the administrative fees accrued to the date of sale or redemption will be payable, and this will have the effect of reducing the rate of administrative fees. Similarly, if Units are purchased after the Initial Date of Deposit, the purchaser will not pay fees previously accrued and this will also have the effect of reducing the rate of administrative fees.


EVALUATIONS

     Evaluations are determined by the Trustee on each Business Day. This excludes Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas. If the Securities are listed on a national securities exchange, evaluations are generally based on closing sales prices on that exchange (unless the Trustee deems these prices inappropriate) or, if closing sales prices are not available, at the mean between the closing bid and offer prices. If the Securities are not listed or if listed but the principal market is elsewhere, the evaluation is generally determined based on sales prices of the Securities on the over-the-counter market or, if sales prices in that market are not available, on the basis of the mean between current bid and offer prices for the Securities or for comparable securities or by appraisal or by any combination of these methods. Neither the Sponsors nor the Trustee guarantee the enforceability, marketability or price of any Securities.

NO CERTIFICATES

     The ML Plan is required to hold the Units in uncertificated form.

HOW TO SELL UNITS

REDEMPTIONS

     Units may be redeemed by the ML Plan by sending the Trustee a redemption request.

     By the seventh calendar day after tender the ML Plan will be wired an amount equal to the Redemption Price per Unit. Because of market movements or changes in the Portfolio, this price may be more or less than the cost of the Units. The Redemption Price per Unit is computed each Business Day by adding the value of the Securities, declared but unpaid dividends on the Securities, cash and the value of any other Fund assets; deducting unpaid taxes or other governmental charges, accrued but unpaid Fund expenses including the administrative fees, unreimbursed Trustee advances, cash held to redeem Units or for distribution to the ML Plan and the value of any other Fund liabilities; and dividing the result by the number of outstanding Units.

     If cash is not available in the Fund's Income and Capital Accounts to pay redemptions, the Trustee may sell Securities selected by the Sponsor in a manner designed to maintain, to the extent practicable, the proportionate relationship among the number of shares of each Security. These sales are often made at times when the Securities would not otherwise be sold and may result in lower prices than might be realized otherwise and will also reduce the size of the Fund. Provision is made under the Indenture for the Sponsor to specify the minimum dollar amount in which blocks of Securities are to be sold in order to obtain the best price for the Portfolio. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum dollar amount which would be specified would be approximately $25,000.

     Redemptions may be suspended or payment postponed if the New York Stock Exchange is closed other than for customary weekend and holiday closings, if the SEC determines that trading on that Exchange is restricted or that an emergency exists making disposal or evaluation of the Securities not reasonably practicable, or for any other period permitted by the SEC.

ROLLOVER


     Upon termination of the Portfolio the Plan Administrator will redeem Units held and invest the proceeds in the next Select Ten Retirement Portfolio. The Plan Administrator may, however, stop offering the Select Ten Retirement Portfolio as a Plan investment alternative at any time. The Sponsor may, in its sole discretion and without penalty or liability to investors, decide not to sponsor any successor Portfolio or decide to modify the terms of the rollover. Prior notice of any decision would be provided to the Plan Administrator.

     The rollover is accomplished by the in-kind redemption of Units followed by the sale of the underlying Securities by a distribution agent on behalf of participating investors and the reinvestment of the sale proceeds (net of brokerage fees, governmental charges and other sale expenses) in units of the Successor Portfolio.

     The Sponsor intends to sell the distributed Securities, on behalf of the distribution agent, as quickly as practicable and then to create units of the successor Portfolio as quickly as possible, subject in both cases to the Sponsor's sensitivity that the concentrated sale and purchase of large volumes of securities may affect market prices in a manner adverse to the interest of investors. Accordingly, the Sponsor may, in its sole discretion, undertake a more gradual sale of the distributed Securities and a more gradual creation of units of the New Portfolio to help mitigate any negative market price consequences caused by this large volume of securities trades. There can be no assurance, however, that this procedure will be successful or might not result in less advantageous prices than had this procedure not been practiced at all. Pending the investment of rollover proceeds in the securities to comprise the new Portfolio, those moneys may be uninvested for up to several days. For those Securities in the Portfolio that will also be in the new Portfolio, a direct sale of those securities between the two funds is now permitted pursuant to an SEC exemptive order. These sales will be effected at the securities' closing sale prices on the exchanges where they are principally traded, free of any brokerage costs.


     The Division of Investment Management of the SEC is of the view that the rollover option constitutes an 'exchange offer', for the purposes of Section 11(c) of the Investment Company Act of 1940, and would therefore be prohibited absent an exemptive order. The Sponsor has received exemptive orders under
Section 11(c) which it believes permit it to offer the rollover, but no assurance can be given that the SEC will concur with the Sponsor's position and additional regulatory approvals may be required.

INCOME, DISTRIBUTIONS AND REINVESTMENT

INCOME AND DISTRIBUTIONS

     The annual income per Unit, after deducting estimated annual Fund expenses per Unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the Securities and changes in the expenses of the Fund and, to a lesser degree, upon the level of purchases of additional Securities and sales of Securities. There is no assurance that dividends on the Securities will continue at their current levels or be declared at all.


     Each Unit receives an equal share of distributions of dividend income net of estimated expenses and the administrative fee. Because dividends on the Securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the Income Account. Dividends received are credited to an Income Account and other receipts to a Capital Account. A Reserve Account may be created by withdrawing from the Income and Capital Accounts amounts considered appropriate by the Trustee to reserve for any material amount that may be payable out of the Fund. Funds held by the Trustee in the various accounts do not bear interest. Proceeds of the disposition of any Securities not used to pay the administrative fee or to redeem Units will be held in the Income and Capital Account, respectively, and distributed on the final Distribution Date or following liquidation of the Fund.


REINVESTMENT

     Income and principal distributions on Units will be reinvested by participating in the Fund's reinvestment plan. Under the plan, the Units acquired for investors will be new Units created by the deposit of cash (or a bank letter of credit in lieu of cash) with instructions to purchase additional Securities. Deposits or purchases of additional Securities will generally be made so as to maintain the then existing proportionate relationship among the number of shares of each Security in the Fund. Units acquired by reinvestment will be subject to any unaccrued Administrative
Fees. The Sponsor reserves the right to amend, modify or terminate the reinvestment plan at any time without prior notice.

EXPENSES

SPONSOR'S ADMINISTRATIVE FEE


     An administrative fee, to reimburse the Sponsor for certain expenses described under Fund Description--ML Plan, at the rates set forth under Defining Your Costs, calculated on a daily basis, will be deducted from the Income Account on each Distribution Date and will be distributed to the Sponsor on certification of its reimbursable expenses. Accrued administrative fees will be deducted at the time of any interim redemption.


OTHER EXPENSES

     Estimated Fund expenses are listed in Part A of the Prospectus; if actual expenses exceed the estimate, the excess will be borne by the Fund. The estimated expenses do not include any brokerage commissions payable by the Portfolio in buying and selling Securities. The Trustee's annual fee is payable in monthly installments. The Trustee also benefits when it holds cash for the Fund in non-interest bearing accounts. Possible additional charges include Trustee fees and expenses for extraordinary services, costs of indemnifying the Trustee and the Sponsor, costs of action taken to protect the Fund and other legal fees and expenses, Fund termination expenses and any governmental charges. The Trustee has a lien on Fund assets to secure reimbursement of these amounts and may sell Securities for this purpose if cash is not available.

     Expenses incurred in establishing the Fund, including the cost of the initial preparation of documents relating to the Fund, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses will be paid by the Fund and amortized over the life of the Fund. Advertising and selling expenses will be paid by the Sponsor at no charge to the Fund. Defined Asset Funds can be a cost-effective way to purchase and hold investments. Annual operating expenses are generally lower than for managed funds. Because Defined Asset Funds have no management fees, limited transaction costs and no ongoing marketing expenses, operating expenses are generally less than 0.25% a year. When compounded annually, small differences in expense ratios can make a big difference in your investment results.

TAXES


     Because the ML Plan is exempt from tax under Section 501(a) of the Internal Revenue Code of 1986, as amended, while Units are held by the ML Plan, neither it nor any participating employee will be taxed on income from the Portfolio.


RECORDS AND REPORTS

     The Trustee keeps a register of the names, addresses and holdings of all investors. The Trustee also keeps records of the transactions of the Fund, including a current list of the Securities and a copy of the Indenture, which may be inspected by investors at reasonable times during business hours.

     With each distribution, the Trustee includes a statement of the amounts of income and any other receipts being distributed. Following the termination of the Fund, the Trustee will send the participating ML Plan a statement summarizing transactions in the Fund's accounts including amounts distributed from them, identifying Securities sold and purchased and listing Securities held and the number of Units outstanding at termination and stating the Redemption Price per 1,000 Units at termination, and the fees and expenses paid by the Fund, among other matters. Fund accounts will be audited by independent accountants selected by the Sponsor and any report of the accountants will be available from the Trustee on request.

TRUST INDENTURE

     The Portfolio is a 'unit investment trust' created under New York law by a Trust Indenture between the Sponsor and the Trustee. This Prospectus summarizes various provisions of the Indenture, but each statement is qualified in its entirety by reference to the Indenture.

     The Indenture may be amended by the Sponsor and the Trustee without consent by investors to cure ambiguities or to correct or supplement any defective or inconsistent provision, to make any amendment required by the SEC or other governmental agency or to make any other change not materially adverse to the interest of investors (as determined in good faith by the Sponsor). The Indenture may also generally be amended upon consent of investors holding 51% of the Units. No amendment may reduce the interest of any investor in the Fund without the investor's consent or reduce the percentage of Units required to consent to any amendment without unanimous consent of investors. Investors will be notified of the substance of any amendment.

     The Trustee may resign upon notice to the Sponsor. It may be removed by investors holding 51% of the Units at any time or by the Sponsor without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if under certain conditions the Sponsors determine in good faith that its replacement is in the best interest of the investors. The resignation or removal becomes effective upon acceptance of appointment by a successor; in this case, the Sponsor will use its best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.

     The Sponsor and the Trustee are not liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, negligence (gross negligence in the case of a Sponsor) or reckless disregard of duty. The Indenture contains customary provisions limiting the liability of the Trustee.

MISCELLANEOUS

LEGAL OPINION

     The legality of the Units has been passed upon by Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors.

AUDITORS

     The Statement of Condition in Part A of the Prospectus was audited by Deloitte & Touche LLP, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.

TRUSTEE

     The Trustee and its address are stated on the back cover of the Prospectus. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

SPONSOR

     The Sponsor is listed on the back cover of the Prospectus. Merrill Lynch, Pierce, Fenner & Smith Incorporated is a wholly-owned subsidiary of Merrill Lynch Co. Inc. The Sponsor has acted as principal underwriter and managing underwriter of other investment companies. The Sponsor, in addition to participating as a member of various selling groups or as agents of other investment companies, executes orders on behalf of investment companies for the purchase and sale of securities of these companies and sells securities to these companies in its capacities as brokers or dealers in securities.

PERFORMANCE INFORMATION


     Total returns, average annualized returns and/or cumulative returns for various periods of the Strategy Stocks, the related index, the current and/or one or more prior Select Ten Portfolios may be included from time to time in advertisements, sales literature and reports to current or prospective investors. Total return shows changes in Unit price during the period plus reinvestment of dividends and capital gains, divided by the maximum public offering price. Average annualized returns show the average return for stated periods of longer than a year. Sales material may also include an illustration of the cumulative results of like annual investments in Strategy Stocks during an accumulation period and like annual withdrawals during a distribution period. Figures for actual Portfolios (but not Strategy Stocks or the related index) reflect deduction of all Portfolio expenses and unless otherwise stated the maximum sales charge. No provision is made for any income taxes payable. Similar figures may be given for Strategy Stocks. The performance of Strategy Stocks may also be shown in comparison to other indexes. Investors should bear in mind that this represents past performance and is no assurance of future results of the current or any future Portfolio.


SUPPLEMENTAL INFORMATION

     Upon writing or calling the Trustee shown on the back cover of this Prospectus, investors will receive without charge supplemental information about the Fund, which has been filed with the SEC. The supplemental information includes more detailed risk factor disclosure about the types of securities that may be part of the Portfolio and general information about the structure and operation of the Fund.

                             Defined
                             Asset FundsSM

SPONSOR:                           EQUITY INCOME FUND
Merrill Lynch,                     SELECT TEN RETIREMENT
Pierce, Fenner & Smith IncorporatedPORTFOLIO--SERIES 1996
Defined Asset Funds
P.O. Box 9051
Princeton, NJ 08543-9051           This Prospectus does not contain all of the
(609) 282-8500                     information with respect to the investment
TRUSTEE:                           company set forth in its registration
The Bank of New York               statement and exhibits relating thereto which
(a New York Banking Corporation)   have been filed with the Securities and
P.O. Box 974                       Exchange Commission, Washington, D.C. under
Wall Street Division               the Securities Act of 1933 and the Investment
New York, NY 10268-0974            Company Act of 1940, and to which reference
1-800-221-7771                     is hereby made.
                                   ------------------------------
                                   No person is authorized to give any
                                   information or to make any representations
                                   with respect to this investment company not
                                   contained in its registration statement and
                                   related exhibits; and any information or
                                   representation not contained therein must not
                                   be relied upon as having been authorized.
                                   ------------------------------
                                   When Units of this Fund are no longer
                                   available this Prospectus may be used as a preliminary prospectus for a future series.

                                                      15172--2/96

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                                SEC FILE OR
                                                               IDENTIFICATION           DATE
                                                                   NUMBER              FILED
                                                            ----------------------------------------
   I.  Bonding Arrangements and Date of Organization of the
            Depositor filed pursuant to Items A and B of
            Part II of the Registration Statement on Form
            S-6 under the Securities Act of 1933:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                          2-52691             1/17/95
   II.  Information as to Officers and Directors of the
            Depositor filed pursuant to Schedules A and D of
            Form BD under Rules 15b1-1 and 15b3-1 of the
            Securities Exchange Act of 1934:
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                           8-7221         5/26/94, 6/29/92
   III.  Charter documents of the Depositor filed as
            Exhibits to the Registration Statement on Form
            S-6 under the Securities Act of 1933 (Charter,
            By-Laws):
            Merrill Lynch, Pierce, Fenner & Smith
            Incorporated                                      2-73866, 2-77549    9/22/81, 6/15/82
B.  The Internal Revenue Service Employer Identification
Numbers of the Sponsor and Trustee are as follows:
            Merrill Lynch, Pierce, Fenner & Smith
Incorporated                                                     13-5674085
            The Bank of New York............................     13-4941102

                                  UNDERTAKING

The Sponsor undertakes that it will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                          SERIES OF EQUITY INCOME FUND
                AND DEFINED ASSET FUNDS MUNICIPAL INSURED SERIES
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Equity Income Fund, Blue Chip Series........................           33-05653
Equity Income Fund, 'Merit' 1987 Series.....................           33-10989
Equity Income Fund, Concept Series Real Estate Income
Fund........................................................           33-51869
Equity Income Fund, Select Ten Portfolio--1995 Spring
Series......................................................           33-55807
Defined Asset Funds Municipal Insured Series................           33-54565

                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:
     The facing sheet of Form S-6.
     The Cross-Reference Sheet (incorporated by reference from the Cross-Reference Sheet of the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).
     The Prospectus.
     Additional Information not included in the Prospectus (Part II).
     The following exhibits:

1.1 --Form of Trust Indenture (incorporated by reference to Exhibit 1.1 of the Registration Statement of Equity Income Fund, Select Ten Portfolio--Autumn 1995 International Series, 1933 Act File No. 33-59305).
1.1.1 --Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
3.1 --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading 'Miscellaneous--Legal Opinion' in the Prospectus.
5.1     --Consent of independent accountants.
9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to the Registration Statement of Equity Income Fund, Concept Series, Tele-Global Trust 2, 1933 Act File No. 33-62265).

                                   SIGNATURES


The registrant hereby identifies the series numbers of Equity Income Fund and Defined Asset Funds Municipal Insured Series listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;
     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and
     3) That it has complied with Rule 460 under the Securities Act of 1933.



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 21ST DAY OF FEBRUARY, 1996.


                         SIGNATURES APPEAR ON PAGE R-3.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR

By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466


      HERBERT M. ALLISON, JR.
      BARRY S. FREIDBERG
      EDWARD L. GOLDBERG
      STEPHEN L. HAMMERMAN
      JEROME P. KENNEY
      DAVID H. KOMANSKY
      DANIEL T. NAPOLI
      THOMAS H. PATRICK
      JOHN L. STEFFENS
      DANIEL P. TULLY
      ROGER M. VASEY
      ARTHUR H. ZEIKEL

      By
       ERNEST V. FABIO
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)